July 2, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

       Re: Tavia Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 17, 2024
           File No. 333-280275
Dear Kanat Mynzhanov:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Registration Statement on Form S-1 filed June 17, 2024
General

1. We note your response to prior comment 1. Please revise and advise to more clearly explain the mechanics of any shareholder vote in the event you seek shareholder approval of your initial business combination. More specifically, we note your disclosure that your ordinary shares and convertible preferred shares will generally vote together as a single class, and that you "will complete [y]our initial business combination only if a majority of the outstanding ordinary shares and convertible preferred shares, including a majority of the issued and outstanding ordinary shares, voted are voted in favor of the business combination." However, it is unclear how such a vote would comply with Nasdaq Rule
       IM-5101-2(d).
2. In addition, as previously requested in prior comment 1, please tell us how the redemption rights applicable to your convertible preferred shares comply with Nasdaq Rule IM-5101-
       2(d), which states that "[i]f a shareholder vote on the business combination is held, public
 July 2, 2024
Page 2

       Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account . . . if the business combination is approved and consummated." In this regard, we note your disclosure that the convertible preferred shares have the same redemption rights as the ordinary shares.
The Offering, page 11

3. We partially reissue prior comment 4. We note the disclosure on page 30 that you structured each unit to increase the likelihood that holders will not exercise their redemption rights in connection with your initial business combination and maximize the funds available to be used post business combination. However, the convertible preferred shares have a conversion price of $11.50 per share to convert into ordinary shares and you disclose that the dividends on the preferred shares are not guaranteed and are subject to uncertainty, as the terms of the preferred shares may be amended in connection with your business combination. Furthermore, the preferred shares have the same $10 redemption rights as the ordinary shares, yet it appears that the preferred shares would be valued less due to the conversion price. Please clarify. Please also clarify whether the conversion price is paid in cash.
Risk Factors, page 30

4. Please add risk factor disclosure to address the warrant agreement's exclusive forum provision.
Exhibits

5. Please revise the filing fee table filed as Exhibit 107 to register the ordinary shares underlying the preferred stock and the warrants included as part of the units, as the preferred stock is convertible after the initial business combination and the warrants will become exercisable 30 days after the completion of an initial business combination, which may be within one year. Refer to Securities Act Sections Compliance and Disclosure
       Interpretation 103.04 for guidance. Please also revise the legality opinion to opine upon the ordinary shares underlying the preferred stock.
6. Please revise Exhibits 5.1 and 5.2 to include the address of counsel providing the opinion, as required by Schedule A(23) to the Securities Act of 1933. In addition, please confirm that you will provide the dated and executed legality opinions in a pre-effective amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 2, 2024
Page 3

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jason Simon, Esq.